Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

TO:	All Halliburton employees

FROM:	Dave Lesar, chairman and CEO

SUBJECT:	Halliburton 2015: Continued growth through innovation, execution and dedication

As we look ahead to 2015, I want our shared vision of Halliburton’s future to be strong and clear. With the pending acquisition of Baker Hughes, Halliburton will be established as a bellwether global oilfield services company. Like Halliburton, Baker Hughes has a long history of delivering superior products, innovative technology and outstanding service to help its customers achieve their goals. And, like Halliburton, Baker Hughes employees are committed to the core values of integrity, teamwork, performance, learning and courage. These similarities made me want to bring us together, and they will help the combined company thrive.

The new, more diversified organization will have additional scale and resources to give all employees outstanding opportunities for professional growth through our well tested and mature training programs, clearly defined individual career paths and a world of development possibilities either within your current area or across the organization.

Halliburton will continue to be led by me and a mature, stable and highly capable management team with a proven scalable organizational structure. We intend to follow the same business model that successfully brought Halliburton to the point where we can acquire an outstanding company like Baker Hughes to become an even more dynamic, customer-focused company. Our strategies have served us well and I have no intention of changing them. Our focus on leading in unconventional resource development, outperforming in the deep water complex and rapidly growing our mature field business has worked very well and will continue. Many of our business lines will be significantly strengthened with the addition of the Baker Hughes people, technology and customer relationships. This acquisition will help us grow our revenues, expand our footprint, add high quality resources, spend more on select technologies and compete more effectively in underserved markets around the globe. This is not an acquisition to become more profitable through cutting costs, although we will need to eliminate duplications and achieve synergies to be an effective customer-focused organization. This acquisition will allow us an even bigger platform that will benefit both sets of employees. Just think for a moment about the career opportunities available in an organization with over 120,000 employees, including the more than 1000 ex-Baker Hughes employees in our Halliburton family now.

While I look forward with great excitement to achieving the benefits of the acquisition we will not be immune to market conditions and right now it looks like 2015 is going to be a tough year. We have been through these before and know how to navigate them while maintaining our focus on the future. We will have to make reductions to our structure as any prudent business would. But I want to be clear — these reductions are related to market conditions, not the acquisition. It’s important to remember that distinction as we go forward.

Finally, the post-transaction Halliburton will succeed, as it always has, by executing on our external market strategies and processes. Innovation, collaboration, continuous improvement, relentless dedication to integrity, safety and service quality – these practices define our culture, now and for the next year, decade and century.

I know you have questions about the road ahead. The integration team and I will give you as much information as promptly as possible. We remain committed to providing you with the most open and transparent communication.

The acquisition is expected to close in the second half of 2015, and until closing the two companies must continue to operate independently. In the meantime, stay focused. YOU make Halliburton the success that it is today, not me or the management team. YOU are the key to our future. YOU are Halliburton. Work as you always have, stay safe, and deliver to our customers the reliable, effective service they have every reason to expect from the people who wear Halliburton red.

As we move toward this momentous juncture, I thank you for your hard work and dedication, and I am eager to see all that our combined company will accomplish in the coming years.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the integration of Halliburton and Baker Hughes, the strength of the combined company and expectations regarding the capabilities and advantages of the combined company are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton and/or Baker Hughes may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Halliburton and/or Baker Hughes may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Halliburton and/or Baker Hughes, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 24, 2014, its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014 and September 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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